Horace Mann Life Insurance Company A Stock Company [1 Horace Mann Plaza Springfield, Illinois 62715 800-999-1030 horacemann.com]

Individual Flexible Premium Deferred

Variable Annuity Contract

Any payments and values under this contract which are based on investment results of the separate account are variable and not guaranteed and will decrease or increase with investment experience.

Details of the surrender charge are located on page 10. Surrender charges may be waived under certain conditions.

This is a nonparticipating policy under which no dividends are paid.

Right to Examine Your Contract

If you are not satisfied with this contract for any reason, you may return it to Horace Mann Life Insurance Company,

[P.O. Box 4657, Springfield, Illinois 62708-4657], or to the agent from whom you purchased it within 30 days after you receive it. Contracts purchased as a replacement of other coverage as defined by the state where this contract is delivered may be returned within 30 days after you receive it, or any longer period as may be required by applicable law in the state where the contract is delivered. Return of this contract by mail is effective on being postmarked, properly addressed and postage prepaid. Within 10 days after we receive the returned contract, we will return the following amount calculated as of the business day we receive the returned contract:

•	any variable account value; plus

•	any fees or charges deducted from the portion of the premium payment(s) allocated to the variable account; plus

•	any premium payment(s) allocated to the fixed account.

This amount will be reduced by any withdrawals, excluding surrender charges, and any outstanding loan balance. Upon return of the contract, it shall be void as if none had been issued. Read Your Contract Carefully.

Executed for the company at its home office in [Springfield, Illinois] on the issue date.

President	Corporate Secretary

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THIS IS A LEGAL CONTRACT — READ IT CAREFULLY

This is a legal contract between you and Horace Mann Life Insurance Company. It sets forth, in detail, the rights and obligations of both you and the company.

Horace Mann Life Insurance Company promises to pay you an annuity starting on the annuity date. If any owner dies prior to the annuity date, we will pay the death benefit to the beneficiary(ies), upon receipt of due proof of death.

Please examine the application. We issued this contract based on the answers in the application. If all answers are not complete and true, your contract may be affected.

Summary of the contract

This individual flexible premium deferred variable annuity provides annuity payments, which will be paid to you starting on the annuity date. Withdrawal and surrender rights and a death benefit are provided prior to the annuity date. Prior to the annuity date and subject to any restrictions detailed in the contract, you may:

•	make additional premium payments at any time;

•	withdraw any portion of the account value (a surrender charge may apply);

•	change the beneficiary(ies);

•	change the anticipated annuity date; or

•	exercise the other rights provided to the owner of this contract.

This is only a summary of the contract terms. More detailed provisions of this contract will control. The provisions are set forth in the following sections:

Table of contents
Annuity data	Page 3

General definitions	Page 4

General contract information	Page 5

Accumulation phase	Page 6

Transfers	Page 8

Surrender and withdrawal	Page 9

Death benefit	Page 10

Income phase	Page 11

Annuity options	Page 12

Contract charges	Page 13

Premium taxes	Page 13

Other terms of your contract	Page 13

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General definitions

When these words are used in this contract, they have the meaning stated.

“Annual maintenance fee” An annual charge deducted for administrative expenses. This charge is shown on the annuity data pages.

“Account value” The sum of the fixed account value and the variable account value.

“Annuitant” The living individual whose life determines the annuity payment(s) made under this contract.

“Annuitized value” The amount applied to purchase annuity payments under this contract, equal to the account value on the annuity date, less any applicable premium tax.

“Annuity date” The date on which annuity payments begin.

“Beneficiary(ies)” The person(s) designated to receive the death benefit, or under certain circumstances, any remaining guaranteed annuity payments.

“Contract anniversary” The same day and month as the issue date for each succeeding year of this contract.

“Contract year” A period of twelve months beginning on the issue date or any contract anniversary.

“Death benefit” The amount paid to the beneficiary(ies) if any owner dies prior to the annuity date.

“Fixed account” An interest-bearing account set up to receive the net premium and the transfers allocated to it. It is invested along with other insurance funds in our general account.

“Fixed account value” The dollar value of the fixed account prior to the time annuity payments begin.

“Home office” The mailing address, web address and telephone number of our home office are: [1 Horace Mann Plaza, Springfield, Illinois 62715; horacemann.com; 800-999-1030].

“Irrevocable beneficiary” A beneficiary whose rights cannot be revoked without such beneficiary’s written approval.

“Issue age” The age of the annuitant at the time this contract was issued (issue date) determined by the annuitant’s last birthday.

“Issue date”, “Contract date” The date when this contract becomes effective if the annuitant is then living and the initial premium payment has been paid. The issue date is shown on the annuity data pages.

“Natural person” A living individual or trust entity that is treated as an individual for Federal Income Tax purposes under the Internal Revenue Code.

“Net premium” The premium payment(s) paid to us under this contract less any applicable premium tax.

“Premium payment(s)” The premium payment(s) paid to us under this contract.

“Proof of disability” (1) A form used to declare disability as provided by us and completed by you; or (2) any other proof satisfactory to us.

“Separate account” The segregated asset account which receives and invests the net premium and transfers allocated to it. The assets of the separate account are segregated from our other assets and shall not be chargeable with liabilities arising out of any other business we may conduct. The separate account consists of various subaccounts.

“Subaccount” A subdivision of the separate account that purchases shares of a corresponding underlying fund. Subaccounts with net premium payment allocations as of the issue date are shown on the annuity data pages.

“Surrender value” The amount you would receive upon surrender of this contract. It is equal to the account value less any applicable surrender charges and a proportionate amount of any applicable annual maintenance fee.

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“Underlying funds” Open-end diversified management investment companies registered under the Investment Company Act of 1940, as amended. Information about these companies is contained in the current prospectuses. Each underlying fund has a specific investment objective as stated in the prospectus.

“Valuation date” Any day on which the New York Stock Exchange is open for trading and on which the net value of each share of the underlying fund(s) is determined.

“Valuation period” The period from the end of a valuation date to the end of the next valuation date, excluding the day the period begins and including the day it ends.

“Variable account” Your portion of the separate account set up to receive the net premium and transfers allocated to it.

“Variable account value” The dollar value of the variable account prior to the time annuity payments begin.

“Variable accumulation unit” A measure used to determine the value of a subaccount at or before the time annuity payments begin.

“Variable annuity unit” A measure used to determine the amount payable from a subaccount for an annuity payment.

“We”, “Us”, “Our”, “Company” Horace Mann Life Insurance Company.

“Withdrawal” A reduction in the account value, not including surrender or loans, as requested by you. The amount distributed will be reduced by any applicable surrender charge.

“You”, “Your” The owner(s) of this contract.

General contract information

Ownership

The annuitant is the owner if no other person is named in the application as owner. Unless you provide otherwise, you may exercise all rights granted by this contract, subject to the rights of any irrevocable beneficiary or assignee.

You may change the owner or assign this contract or the interest therein to another, unless prohibited by the Internal Revenue Code, or any irrevocable beneficiary designation has been made. You must do so in writing in a form satisfactory to us and file the change in owner or assignment with us. Any assignment or change in owner designation, unless otherwise specified by you, shall take effect on the date the notice of change is signed by you, subject to any payments made or actions taken by us prior to receipt of this notice at our home office. When we receive an assignment, your rights and those of the beneficiary(ies) will be subject to the assignment. We are not responsible for the validity of the assignment.

Annuitant

The annuitant is the person named on the annuity data pages on whose life annuity payments are based. The annuitant must be a living individual. If the sole annuitant dies prior to the annuity date and the death benefit is not payable, the new annuitant will be the youngest owner.

You may name a new annuitant before the annuity date by submitting to us a signed request in a form satisfactory to us. Upon receipt at our home office, your request is effective as of the date you signed it. We are not liable for any action we take before receiving your request.

Beneficiary(ies)

The beneficiary(ies) will receive their portion of the death benefit or under certain circumstances, their portion of any remaining annuity payments when any owner dies. The beneficiary(ies) will be the person(s) named as such in the application, unless later changed.

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You may name new beneficiary(ies), subject to the rights of any irrevocable beneficiary or assignee, by submitting to us a signed request in a form satisfactory to us. Upon receipt at our home office, your request is effective as of the date you signed it, unless otherwise specified by you. Your request is subject to any action we took before we received it.

If you do not name a beneficiary or if the beneficiary named is no longer living, the beneficiary(ies) will be:

•	your spouse if living, otherwise;

•	your children equally, if living, otherwise;

•	your estate.

We will pay multiple beneficiaries according to the most recent written instructions we have received from you at our home office. If we do not have any written instructions, we will pay the death benefit or any remaining annuity payments in equal shares to the beneficiaries. If there is more than one beneficiary in a class and one of the beneficiaries predeceases you, we will pay the death benefit or any remaining annuity payments in equal shares to the surviving beneficiaries in that class, unless otherwise specified by you.

Accumulation phase

Premium payments

This is a flexible premium contract. Your proposed premium payment(s) and any lump sum premium payment(s) received by us by the issue date are shown on the annuity data pages. Additional premium payments can be made at any time prior to the annuity date. The minimum premium and maximum premium limits are shown on the annuity data pages. All premium payments are payable to us at our home office. A receipt will be provided if requested.

The premium payment(s) are processed as of the date we receive them in our home office. The net premium will be allocated to the fixed account and/or variable account as you elected in your most recent allocation instructions. The account allocation percentages you provided at the time of application are shown on the annuity data pages. You may change your allocation instructions by submitting to us a request in a form satisfactory to us. We reserve the right to set a maximum number of subaccounts to which allocations can be made.

Additional premium payment(s) received after the initial premium payment will be processed as of the end of the valuation period during which we receive your premium payment at our home office. Details on how the initial premium payment is processed can be found in the separate account prospectus.

You may stop or resume premium payments before the annuity date, if the contract has not been surrendered or terminated.

If you surrender the contract, you may receive an amount less than the account value because a surrender charge may apply.

If any premium payment of this contract is not paid, the contract shall be considered paid-up. The paid-up value is the account value of the contract. If no premium payment has been received for two years and the account value to be applied under any annuity option is less than the minimum amount required to establish an annuity option shown on the annuity data pages, or not enough to provide an initial annuity payment in the amount shown on the annuity data pages, and federal tax law and state law permit, we reserve the right to:

•	change the payment frequency so that the initial annuity payment satisfies the minimum initial annuity payment amount; or

•	terminate the contract and pay you the account value in a lump sum. Thereafter, we will be free of any liability for this terminated contract.

Fixed account guaranteed interest rate

The fixed account guaranteed interest rate is determined on the issue date and will be redetermined at the time periods shown on the annuity data pages. For purposes of redetermining the fixed account guaranteed interest rate, we divide each calendar year into two predetermined periods, January-June and July-December. Each contract anniversary

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that allows for the redetermination of the fixed account guaranteed interest rate will fall within a predetermined six-month period. All contracts with such contract anniversaries occurring in the same predetermined six-month period, will have the same fixed account guaranteed interest rate.

The fixed account guaranteed interest rate for each predetermined period will be at least as great as the lesser of 3 percent and the average of the five-year Constant Maturity Treasury Rate (CMT) over the six-month period beginning 9 months prior to the beginning of the predetermined period, rounded to the nearest 1/20th of one percent, reduced by 125 basis points; but not less than 1.00%.

Fixed account value

The fixed account value is increased by the net premium allocated to the fixed account, plus any transfers from the variable account, and the interest credited.

The fixed account value is decreased by: any withdrawals, any transfers to the variable account, any outstanding loan balance; any surrender value, death benefit, or annuitized value paid or applied; and contract charges.

Fixed account interest

Guaranteed interest at the fixed account guaranteed interest rate is credited to the fixed account value daily. We may pay interest in excess of the guaranteed amount. This interest may vary from time to time and is not guaranteed. We begin crediting interest to any net premium received and allocated to the fixed account after the initial net premium, from the date we receive the net premium in our home office. Any interest rate in excess of the fixed account guaranteed interest rate in effect on the date we receive the net premium at our home office will apply to that net premium for at least the next twelve months or as long as that amount remains in the fixed account, if less than twelve months. In addition, the interest rate on that amount, as long as it remains in the fixed account, will not be modified more frequently than once per year. We begin crediting interest to transfers from the variable account from the date we receive the transfer request in our home office or as of a future date per your request.

Variable account value

The variable account will receive the net premium allocated to the variable account and any transfers from the fixed account. We will allocate these amounts, as you instruct, to the subaccount(s) of our separate account. Transfers of account value will be processed as of the end of the valuation period of the later of the date we receive your request in our home office or as of a future date per your request.

The number of variable accumulation units you have in a subaccount on any date is equal to:

1.	the sum of variable accumulation units that have been added through net premium and transfers; minus

2.	the sum of variable accumulation units that have been deducted through any withdrawals or transfers; any surrender value or death benefit paid; any annuitized value applied; and contract charges.

Within each subaccount, the value of a variable accumulation unit is determined on a valuation date by:

1.	valuing the underlying securities within a subaccount, and adding any dividends or other distributions;

2.	deducting the mortality and expense risk fee; and

3.	dividing the results by the outstanding number of all variable accumulation units of that subaccount.

The increase or decrease in the number of variable accumulation units from a particular transaction is determined by dividing the dollar amount of the transaction by the value of a variable accumulation unit of the appropriate subaccount(s) as of the end of the valuation period in which the transaction occurred.

The value of the net assets in the separate account shall be taken at their fair market value, or where there is no readily available market, their fair value, as determined in accordance with generally accepted accounting practice and applicable laws and regulations.

Separate account

The separate account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. The separate account also is subject to the laws of the State of Illinois.

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Although we own the assets in the separate account, these assets are held separately from our other assets and are not part of our general account. The assets in the separate account are used to support the operation of and provide the variable values and benefits for this contract and other similar contracts. With respect to the separate account, income, gains and losses, whether realized or unrealized, from assets allocated to the separate account are credited to or charged against the separate account, without regard to the income, gains or losses of our general account or any other separate account. The portion of the assets of the separate account equal to the reserves and contract liabilities of the separate account are not chargeable with liabilities that arise from any other business that we conduct. We have the right to transfer to our general account any assets of the separate account that are in excess of such reserves and other liabilities.

Subaccounts

The separate account is divided into subaccounts. The subaccounts you elected under this contract as of the issue date are listed on the annuity data pages. Each subaccount’s income, gains and losses, realized or unrealized, are credited to or charged against such subaccount, without regard to income, gains or losses of any other subaccount.

Each subaccount invests exclusively in shares of a corresponding underlying fund. Shares of an underlying fund are purchased at their net asset value per share. Any amounts of income, dividends and gains distributed from the shares of an underlying fund are reinvested in additional shares of that underlying fund at its net asset value.

Changes to the separate account and subaccounts

Unless prohibited by applicable law, we may:

•	create new separate accounts;

•	combine separate accounts; including the separate account;

•	transfer assets of the separate account to another separate account;

•	add new subaccounts to or remove existing subaccounts from the separate account, or combine subaccounts;

•	make subaccounts, including new subaccounts, available to such classes of contracts as we may determine;

•	add new underlying funds or remove existing underlying funds;

•	substitute new underlying funds for any existing underlying fund with shares that no longer are available for investment by the separate account;

•	substitute new underlying funds for any existing underlying fund that we determine is no longer appropriate in view of the objectives of the separate account;

•	register and deregister the separate account under the Investment Company Act of 1940; and

•	operate the separate account under the direction of a committee or in any other form permitted by law.

No substitutions will be made until any prior required approval has been received from the Securities and Exchange Commission and any state governmental agency.

In the event of any substitution or change, we may, by endorsement, make such changes in this and other contracts as may be necessary or appropriate to reflect the substitution or change.

Transfers

Subject to our right to impose restrictions on transfers, as set forth in this contract, you may transfer your account value between the fixed account and the various subaccounts and between subaccounts.

We reserve the right to set a maximum number of subaccounts in which you may invest at any one time. No transfers are allowed after the annuity date.

You must send your transfer request to our home office. Transfers will be effective as of the end of the valuation period during which we receive your request at our home office, or as of the end of the valuation period during which a requested future date falls.

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We may not accept or we may defer transfers at any time that we are unable to purchase or redeem shares of an underlying fund. We reserve the right to terminate the transfer feature at any time.

Transfer restrictions

Prior to the annuity date, we reserve the right to limit transfers from the fixed account to the various subaccounts in the following ways:

•	Allow no more than 25 percent of the fixed account value to be transferred to one or more subaccounts during any 365 day period.

•	If a request to transfer the total fixed account value to one or more subaccounts is received, the fixed account value would have to be transferred over a four year period. In that case, no more than 25 percent of the amount being transferred will be transferred in any year prior to the year of the final transfer.

The contract is not designed for individuals, advisers, professional market timing organizations, or other persons whose trading strategies are designed to exploit inefficiencies in the pricing of underlying funds in which the subaccounts invest. We reserve the right to reject any transfer requests believed to be made for the purpose of market timing or for any other purpose that we, in our sole discretion, determine to be potentially detrimental to other shareholders of an underlying fund. We also reserve the right, in our sole discretion, to revoke, limit or otherwise modify the privilege to submit transfer requests and/or to prescribe the contents of and the means by which any transfer request is delivered or transmitted to us. We reserve the right to limit transfers or to refuse any transfer request if we are informed by one or more underlying funds that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of the portfolio shares. We will notify you in writing of any action taken to restrict transfer privileges. Further details are in the separate account prospectus.

Surrender and withdrawal

Surrender

You may surrender this contract at or before the annuity date and we will pay you the surrender value. All requests must be received at our home office in a form satisfactory to us. A surrender terminates this contract. Thereafter, we will be free of any liability for this terminated contract.

The surrender value is equal to the account value less any applicable surrender charges and a proportionate amount of any applicable annual maintenance fee. The surrender charges are shown on the annuity data pages.

Payment of the fixed account portion of the surrender value usually occurs within 30 calendar days after the date we receive your request. If payment is deferred after 30 calendar days, we will continue to credit the applicable interest rate or the rate required by law, whichever is higher. We reserve the right to defer payment of the fixed account portion of the surrender value for a period not to exceed six months, but only after we have made written request and received written approval from the chief insurance regulator of the state of domicile of the company.

We will send you the variable account portion of the surrender value within seven calendar days after we receive your request.

Withdrawal

You have the right to withdraw part of your account value before the annuity date. All requests must be received in our home office in a form satisfactory to us. For each withdrawal, you may specify the account(s) from which the withdrawal will be deducted. Unless you specify otherwise, withdrawals will be deducted from the fixed account and the subaccount(s), each in proportion to their share of the sum of the account value in these accounts. The account value will be reduced by the amount we distribute, per your request, and any applicable surrender charge. Any one withdrawal must be an amount not less than the minimum withdrawal amount shown on the annuity data pages. Also, the withdrawal must not reduce your account value below the minimum remaining balance after withdrawal for the fixed account or any subaccount, as shown on the annuity data pages.

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You may select systematic withdrawals, and you may choose monthly, quarterly, semi-annual or annual withdrawals. The 29th, 30th and 31st days of the month are not allowed as start dates. The minimum duration for a systematic withdrawal is 12 months. Only one systematic withdrawal option can be effective at one time.

Payment of the fixed account portion of the withdrawal amount usually occurs within 30 calendar days after the date we receive your request. If payment is deferred after 30 calendar days, we will continue to credit the applicable interest rate or the rate required by law, whichever is higher. We reserve the right to defer payment of the fixed account portion of the withdrawal amount for a period not to exceed six months, but only after we have made written request and received written approval from the chief insurance regulator of the state of domicile of the company.

Surrender charges

A surrender charge may be imposed on certain surrenders and withdrawals. The surrender charges are shown on the annuity data pages. The surrender charges are expressed as a percentage of the account value withdrawn or surrendered.

Any applicable surrender charges will be waived under certain conditions, as described below:

Penalty free withdrawal amount

In any given 365-day period, beginning on the date of the initial withdrawal request, we will waive surrender charges in a cumulative amount up to the penalty free withdrawal amount. The penalty free withdrawal amount is a percentage of the account value on the date of the initial request. The penalty free withdrawal percentage shown on the annuity data pages is the percentage used to determine the penalty free withdrawal amount. When the 365-day period ends, the penalty free withdrawal amount is eligible to be recalculated on the date another withdrawal is requested. Any portion of the penalty free withdrawal amount that is not withdrawn will not carry forward to future periods.

Annuitization

Upon annuitization, no surrender charge will apply. Annuitization occurs on the annuity date when the annuitized value is applied to an annuity option. After the annuity date, an annuity option cannot be changed, withdrawals cannot be made and surrenders are not allowed.

Disability

Upon your disability and receipt of your request for a withdrawal or surrender, we will waive any applicable surrender charge. Your disability, as defined by Section 72(m)(7) of the Internal Revenue Code, must begin at least three months immediately prior to receipt of the surrender or withdrawal request. Proof of disability is required.

Internal Revenue Code Section 72(m)(7) defines disabled as unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or to be of long continued and indefinite duration.

We may deny your request to make a withdrawal without surrender charges if we do not receive satisfactory proof of disability. In such case, your withdrawal request will not be processed until you are notified of the denial and provided with the opportunity to furnish satisfactory proof of disability or accept the withdrawal proceeds, with an adjustment for any applicable surrender charges.

Termination of this waiver benefit shall not prejudice the waiver of any surrender charge while the waiver benefit was in force.

Required minimum distributions

We will waive any applicable surrender charge on withdrawals taken to satisfy minimum distributions based on the account value of this contract that are required by the Internal Revenue Code.

Death benefit

The death benefit is the greater of:

1.	the account value; or

2.	the net premium paid to us: less (a) an adjustment for any withdrawals; and (b) an adjustment for any outstanding loan balance.

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An adjustment for any withdrawal is determined by dividing the withdrawal amount by the account value immediately prior to the withdrawal and multiplying the resulting fraction by the death benefit immediately prior to the withdrawal.

We will calculate the death benefit as of the date we receive due proof of death at our home office. The death benefit will include interest accrued from the date we receive due proof of death to the date of payment.

We will pay the death benefit when we receive due proof of death while this contract is in force and before the annuity date, if:

•	any owner dies; or

•	the sole annuitant dies and the sole owner is not a natural person.

If the beneficiary is your spouse, your spouse may elect to:

•	receive the death benefit in a lump sum; or

•	apply the death benefit to an annuity option; or

•	be treated as the owner of this contract and the contract can continue.

If none of these options are elected by your spouse within 60 days of when the death benefit became payable, your spouse will be treated as the owner of this contract and the contract will continue. If the contract is continued, no surrender charge will apply to a single withdrawal of any amount made by your spouse within one year of the date we receive due proof of death.

If the beneficiary is not your spouse, your beneficiary(ies) may elect to:

•	receive the death benefit in a lump sum; or

•	if the beneficiary is a natural person, apply the death benefit to an annuity option.

If an annuity option is elected, payments from the annuity option must begin within one year of the date of death. Guaranteed annuity payments cannot extend beyond the life expectancy of the beneficiary(ies).

The decision to receive the death benefit in a lump sum or apply the death benefit value to an annuity option must be made within 60 days of when the death benefit became payable. If no election is made, the death benefit proceeds under this contract must be distributed within five years after the date of death.

Income phase

Annuity date

The annuity payments made to you will begin on the annuity date. The annuity date is the date the annuitized value is applied to an annuity option. The anticipated annuity date is shown on the annuity data pages. You may change the anticipated annuity date by notifying us. The annuity date may be any date prior to the annuitant’s 100th birthday.

After the annuity date, an annuity option cannot be changed, withdrawals cannot be made and surrenders are not allowed.

Annuity payments terms and conditions

This contract provides for fixed annuity options.

The initial monthly annuity payment purchased by each $1,000 of annuitized value depends on the annuity option selected. The fixed annuity payments under this contract may be increased by us.

On the annuity date, the fixed annuity payments under this contract will not be less than those that would be provided by the application of the annuitized value to purchase a single premium immediate annuity contract at purchase rates offered by the company at the time for the same annuity option and to the same class of annuitants.

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If we do not receive written election of an annuity option from you at our home office before the annuity date, the annuity option will be Life Annuity with Payments Guaranteed for 10 Years. Annuity payments will be paid in monthly installments.

Annuity payments may also be available in quarterly, semi-annual, and annual installments. The minimum amount required to establish an annuity option is shown on the annuity data pages.

If you choose an annuity option payable over the lifetime of an annuitant, we may require:

•	proof of both the annuitant’s and any joint annuitant’s age and gender (if a gender-specific contract has been issued) before annuity payments begin; and

•	proof that the annuitant and any joint annuitant are still living before we make each payment.

If any owner dies on or after the annuity date and before all annuity payments have been made, the remaining annuity payments will be distributed at least as rapidly as under the original method of distribution being used as of the date of such owner’s death.

Annuity options

Prior to your annuity date, you may select any of the following options. We reserve the right to make available other annuity options.

Option A, Life Annuity with Payments Guaranteed for Life Only, 10, 15, or 20 Years

Annuity payments are made to you beginning on the annuity date. The annuity payments will be based upon the number of guaranteed payments selected, and the age and gender (if a gender-specific contract has been issued) of the annuitant on the annuity date. Annuity payments for this annuity option will continue as long as the annuitant lives, or until all guaranteed payments have been made, whichever is later.

Guaranteed annuity payments cannot extend beyond the life expectancy of the annuitant.

If any owner dies before all guaranteed annuity payments have been made, the remaining guaranteed annuity payments will be paid to your beneficiary(ies) as scheduled.

If the annuitant dies before all guaranteed annuity payments have been made, the remaining guaranteed annuity payments will be paid to you, if living, otherwise to your beneficiary(ies) as scheduled.

The fixed annuity payments are no less than the amount calculated using the mortality table and fixed account guaranteed interest rate after the annuity date identified on the annuity data pages. Additional information is available upon your request.

Option B, Payments for a Specified Period

Annuity payments are made to you beginning on the annuity date and continue for the specified period of time as elected. The specified period can be as short as ten years or as long as 30 years. Annuity payments cannot extend beyond the life expectancy of the annuitant.

If any owner dies before all guaranteed annuity payments have been made, the remaining guaranteed annuity payments will be paid to your beneficiary(ies) as scheduled.

If the annuitant dies before all guaranteed annuity payments have been made, the remaining guaranteed annuity payments will be paid to you, if living, otherwise to your beneficiary(ies) as scheduled.

The fixed annuity payments are no less than the minimum monthly annuity payments purchased per $1,000 shown on the annuity data pages.

Option C, Joint and Survivor Annuity

Annuity payments are made to you beginning on the annuity date. The annuity payments will be based upon the specific survivor option selected, and the age and gender (if a gender-specific contract has been issued) of the two annuitants on the annuity date.

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The available survivor options are to pay during the lifetime of the survivor: (1) 50 percent; (2) two-thirds; or (3) 100 percent of the annuity payments paid while both annuitants were living.

Upon the death of one annuitant, the selected survivor option percentage will be applied to determine the remaining payments during the lifetime of the survivor. Upon the death of the survivor, annuity payments cease.

If any owner dies while at least one annuitant is living, the remaining annuity payments will be paid to your beneficiary(ies) as scheduled.

The fixed annuity payments are no less than the amount calculated using the mortality table and fixed account guaranteed interest rate after the annuity date identified on the annuity data pages. Additional information is available upon your request.

Contract charges

Annual maintenance fee

The annual maintenance fee is deducted from the account value on each contract anniversary date; a proportionate amount of the annual fee will be deducted upon surrender of this contract. The annual maintenance fee is deducted on a pro-rata basis from all subaccounts and the fixed account. When the annual maintenance fee is deducted from the fixed account, it may be assessed against any amount held in the fixed account, including guaranteed interest. This charge is shown on the annuity data pages and helps cover the cost of general maintenance of the contract.

Mortality and expense risk fee

To compensate us for the mortality and expense risks we assume under the contract, we will charge the subaccounts a fee equivalent to the mortality and expense risk fee shown on the annuity data pages. Further details of this fee are in the separate account prospectus.

Surrender charge

A surrender charge may be imposed on certain surrenders and withdrawals. The surrender charge is a percentage of the account value withdrawn or surrendered. Surrender charges are shown on the annuity data pages.

Premium taxes

Any premium taxes relating to this contract may be deducted from the premium payment(s) or deducted from your annuitized value, when applicable. Such premium taxes and the time of deduction of those taxes will be determined by your current place of residence.

Other terms of your contract

Our contract with you

These pages, including a copy of the application and any attached endorsements, are your entire contract with us. We issued it based upon your application and receipt by us of the initial premium payment.

The statements made in the application, in the absence of fraud, will be treated as representations and not as warranties.

Only our president, vice president, or the corporate secretary has the authority to change this contract. No agent may do this. Any change or alteration made to this contract must be in writing and approved by an authorized officer of the company.

Incontestability

This contract will be incontestable after its issue date. This means that we will not use any misstatements by the owner in the application to challenge any claim or to avoid liability under this contract after this time.

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Individual flexible premium deferred variable annuity contract	Page 14

Misstatement of age or gender (if a gender-specific contract has been issued)

If any age or gender (if a gender-specific contract has been issued) has been misstated, we will pay annuity payments in the amount which would have been paid at the correct age and gender (if a gender-specific contract has been issued). Any overpayments we have made, including interest of 5 percent per year, will be deducted from future payments. Any under payments, including interest of 5 percent per year, will be paid in a lump sum to the owner if living, otherwise the beneficiary(ies).

Conformity with law

This contract was approved under the authority of the Interstate Insurance Product Regulation Commission and issued under the Commission standards. Any provision of the contract that on the provision’s effective date is in conflict with standards of the Interstate Insurance Product Regulation Commission (or any successor organization) for this product type is hereby amended to conform to such standards for this product type as of the provision’s effective date.

This contract may be changed by us to maintain compliance with any applicable provisions or requirements of the Internal Revenue Code or other applicable federal law.

Proof of age and survival

We reserve the right to require proof of any annuitant’s age prior to the annuity date. In addition, for life contingent annuity options, we may require evidence of survival of any annuitant before we make each payment.

Settlements

We may require that a contract be returned to us prior to any settlement. We must receive due proof of death before the settlement of a death claim. With respect to the fixed account, any paid-up annuity value, surrender value or death benefit under a contract will be no less than the minimum benefits required by Section 7B of the Model Variable Annuity Regulation, model #250. With respect to the variable account, any paid-up annuity value, surrender value or death benefit under a contract will be no less than the minimum benefits required by Section 7 of the Model Variable Annuity Regulation, model #250.

Payment of the surrender value or death benefit will terminate this contract. Thereafter, we will be free of any liability for this terminated contract.

Periodic statements

Prior to the annuity date, at least quarterly and without charge, we will send you a statement containing the status of your contract information.

The statement shall contain at least the following information:

•	the beginning and ending dates of the current statement period; and

•	your account value at the beginning of the current statement period and at the end of the current statement period; and

•	the amounts that have resulted in an increase or a decrease to your account value. Your account value is increased by the net premium, any fixed account interest credited and any increases in the value of any variable accumulation units. Your account value will be reduced by the annual maintenance fee, any decreases in the value of any variable accumulation units, any withdrawals and any outstanding loan balance; and

•	your surrender value at the end of the current statement period; and

•	the amount of any outstanding loans at the end of the current statement period.

We will provide you with additional statements at any time upon request. We reserve the right to charge up to $25 for each statement you request.

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Individual Flexible Premium Deferred

Variable Annuity Contract

ICC16-469